Tapinator, Inc.

110 West 40th St., Suite 1902

New York, NY 10018

September 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Information Technologies and Services

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:	Ms. Jan Woo
Mr. Michael Foland

Re:	Tapinator, Inc.
Registration Statement on Form S-1, originally filed on April 30, 2018
File No. 333- 224531 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Tapinator, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 9:00 a.m., Eastern Time, on Monday, September 17, 2018, or as soon thereafter as practicable.

The Company hereby confirms that it is aware of its responsibilities under the Act, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement. The Company hereby acknowledges that:

1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, TAPINATOR, INC.

By:	/s/ Ilya Nikolayev
Ilya Nikolayev Chief Executive Officer

cc:    Jeffrey M. Quick, Esq., Quick Law Group PC